                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                            ____________

                        S C H E D U L E  13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 32)*

                       PETROL INDUSTRIES, INC.
                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $.10 PER SHARE
                   (Title of Class of Securities)

                            716 502 10 9
                           (CUSIP Number)

    Mr. Joseph M. Rodano         Copy to:  Gary H. Love
    c/o Petrol Industries, Inc.            Blanchard Walker O'Quin &
                                            Roberts
    202 N. Thomas, Suite 4                 P.O. Drawer 1126
    Shreveport, LA  71107-6539             Shreveport, LA  71163-1126
    Telephone: (318) 424-6396              Telephone: (318) 221-6858
    ------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                                 May 11, 2005
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space [ ].

Check the following space if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))



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CUSIP No. 716 502 10 9

                              SCHEDULE 13D
----------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS,
     I.R.S. IDENTIFICATION NOS., OF ABOVE PERSONS (ENTITIES ONLY)

                     JOSEPH M. RODANO
----------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                         (b) [  ]
----------------------------------------------------------------------
 3.  SEC USE ONLY
----------------------------------------------------------------------
 4.  SOURCE OF FUNDS:*     PF
----------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
----------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  Sole Voting Power:        24,725

 8.  Shared Voting Power:

 9.  Sole Dispositive Power:   24,725

10.  Shared Dispositive Power:  0
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                         24,725
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [  ]
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          1.1%
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
                                 IN
---------------------------------------------------------------------















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ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Petrol Industries, Inc., a Nevada corporation ("Petrol"), the principal executive offices of which are located at 202 N. Thomas, Suite 4, Shreveport, Louisiana 71107-6539.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of Joseph M. Rodano ("Rodano"), a United States Citizen, whose current mailing address is c/o Petrol Industries, Inc., 202 N. Thomas, Suite 4, Shreveport, LA 71107-6539. Mr. Rodano is currently employed as the President and Treasurer of Petrol, as well as a member of its Board of Directors. The address of Petrol's principal executive office can be found in ITEM 1 above.

          During the last five years, Mr. Rodano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Rodano sold, rather than bought, the shares of the issuer, therefore he did not need to use any sources of funds or other consideration.

ITEM 4.   PURPOSE OF TRANSACTION

          On May 11, 2005, Mr. Rodano sold 575,000 shares pursuant to an agreement dated April 28, 2005 by and between Mr. Rodano and SHWJ Oil & Gas Co. Inc., a Texas Corporation.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Rodano owns an aggregate of 24,725 Shares, comprising approximately 1.1% of the outstanding Shares.

          Mr. Rodano retains the sole power to vote and dispose of the 24,725 Shares described above.

          Mr. Rodano has not purchased or sold any Shares since he filed an Amendment to Schedule 13D with the Commission on August 30, 2004.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodano and any other person with respect to any securities of Petrol.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.





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                              SIGNATURE
                              ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         S/Joseph M. Rodano
                                ----------------------------------
                                          JOSEPH M. RODANO

DATE:  May 19, 2005



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).